NEWS RELEASE
Brookfield Properties and bcIMC Launch
Bankers Court Development in Calgary
Building Substantially Pre-Leased to
Fraser Milner Casgrain and Compton Petroleum
TORONTO, July 27, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX), its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX) and British Columbia Investment Management Corporation (bcIMC) today announced that construction is commencing on the Bankers Court development project with 87 percent pre-leasing commitments in place.
Bankers Court will be jointly developed by Brookfield and GWL Realty Advisors acting on behalf of bcIMC. The project is a 265,000 square foot, 15-storey building adjacent to the 2.7 million square foot Bankers Hall complex in the heart of downtown Calgary. Brookfield Properties and bcIMC each own 50 percent of Bankers Hall and will co-own the Bankers Court development.
Fraser Milner Casgrain, a national Canadian law firm, will occupy 101,000 square feet, floors 10 through 15, for a fifteen year term. Compton Petroleum Corporation, an Alberta-based public oil and gas company, will occupy 130,000 square feet, floors 3 through 8, for a term of ten years.
“We are pleased to be launching this new development project with two prestigious anchor tenants in place,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “We look forward to welcoming Compton Petroleum and Fraser Milner Casgrain to their new Calgary headquarters in two short years.”
“We take pride in our ownership of the quality of accommodation offered, as well as the fact that Bankers Court will be built according to principles and standards that promote sound environmental practice and sustainability.” said Chuck Swanson, Vice President, Real Estate, bcIMC. “This investment reflects our confidence in the Calgary economy, and the development complements our real estate portfolio,” he noted.
Scheduled for completion in 2008, Bankers Court is estimated to cost C$110 million. Built to a LEEDS® certified standard which mandates the use of environmentally-friendly materials and the maximum recycling of building materials, Bankers Court will feature state-of-the-art operating and life safety systems.

The Bankers Court announcement comes on the heels of Brookfield Properties’ announcement last week of the commencement of its Bay Adelaide Centre development in Toronto’s financial core.
Additional information on Calgary’s newest development can be found at www.bankerscourt.com
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 58 commercial properties totaling 47 million square feet and 10 development properties totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com
BPO Properties Ltd. 89% owned by Brookfield Properties Corporation is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of 35 commercial properties totaling 22 million square feet and seven development sites totaling four million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
bcIMC is an investment management corporation based in Victoria, B.C. With over $76 billion in assets under administration with a global exposure, and supported by industry-leading investment expertise, bcIMC offers fund management services for all major asset classes, including currency and infrastructure investment. bcIMC’s clients include pension plans, provincial government operating and sinking funds, public trusts, and insurance funds. For more information, visit www.bcimc.com
GWL Realty Advisors is a leading real estate investment advisor providing comprehensive asset, property and development management and specialized real estate services to pension funds and institutional clients. With regional offices in seven major cities across Canada, and an office in London, England, GWL Realty Advisors offers a broad scope of management expertise in all asset classes in the Canadian marketplace. Assets under management total more than $10 billion, including $2.1 billion in the U.K. and Ireland. GWL Realty Advisors is a wholly-owned subsidiary of The Great-West Life Assurance Company. For more information, visit www.gwlra.com.
Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin. Compton’s shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.
Fraser Milner Casgrain LLP is one of Canada’s leading full-service business law firms. With over 550 lawyers in six Canadian offices — located in Montreal, Ottawa, Toronto, Calgary,

Edmonton and Vancouver — FMC is a national firm with strengths in each of the country’s key business and financial centres. For over 160 years, FMC has been providing clients with the depth of experience and trusted legal advice to address virtually every facet of Canadian business law.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.